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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )(1)


                           INTERWORLD CORPORATION
---------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 Par Value
---------------------------------------------------------------------
                         (Title of Class of Securities)

                                  46114Q108
--------------------------------------------------------------------
                                 (CUSIP Number)


                               Mark W. Hobbs
                         Jackpot Enterprises, Inc.
                   8750 North Central Expressway, Suite 600
                            Dallas, Texas 75231
                               (214) 696-8830

--------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              October 12, 2000
--------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on
Schedule 13G to report the  acquisition  that is the subject of this
Schedule 13D, and is filing this  schedule  because  of Rule
13d-1(e),  13d-1(f)  or  13d-1(g), check  the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_____________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jackpot Enterprises, Inc.
     88-0169922

_____________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [_]
                                                        (b)  [X]

_____________________________________________________________________
3    SEC USE ONLY



_____________________________________________________________________
4    SOURCE OF FUNDS*

     WC

_____________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                        [_]


_____________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Nevada

_____________________________________________________________________
              7 SOLE VOTING POWER

  NUMBER OF         5,866,905 shares (includes shares issuable under
                    warrants exercisable through October 12, 2005)
  SHARES            (see Item 5)

BENEFICIALLY   ___________________________________________________
               8    SHARED VOTING POWER
  OWNED BY
                    None
    EACH       ___________________________________________________
               9    SOLE DISPOSITIVE POWER

  REPORTING         5,866,905 shares (includes shares issuable under
                    warrants exercisable through October 12, 2005)
                    (see Item 5)
   PERSON
               ___________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None
_____________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     5,866,905 shares (includes certain shares issuable under warrants exercisable through October 12, 2005) (see Item 5)
_____________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

     (see Item 5)                                        [X]
_____________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.666%

_____________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

_____________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


_____________________________________________________________________
Item 1.  Security and Issuer.

     This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of InterWorld Corporation (the "Issuer"). The Issuer is a Delaware corporation with its principal executive offices located at 395 Hudson Street, 6th Floor, New York, New York 10014-3669.
_____________________________________________________________________
Item 2.  Identity and Background.

     The name of the person filing this statement is Jackpot
Enterprises, Inc., a Nevada corporation ("Jackpot" or the "Filing
Person"). The address of the principal executive offices of Jackpot is located at 8750 North Central Expressway, Suite 600, Dallas, Texas 75231.

     The current principal business of Jackpot is to provide internet infrastructure services and manage technology funds. Jackpot is in the process of completing the sale of its gaming machine route operations in Nevada. Schedule A sets forth the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Jackpot as of the date hereof.

     During the last five years, neither the Filing Person, nor, to the knowledge of the Filing Person, any person named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     During the last five years, neither the Filing Person, nor, to the knowledge of the Filing Person, any person named in Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
______________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     This Schedule 13D relates to the purchase of 3,200,000 shares of 8% PIK Series A Convertible Preferred Stock (the "Series A Preferred Stock") that is convertible into shares of Common Stock at an initial conversion price of $6.25 per share. The conversion price is subject to adjustment under certain circumstances as further discussed in Item
4. In addition, Jackpot acquired a warrant to acquire a number of shares of Common Stock equal to 5,866,905 less the number of shares issuable upon conversion of the Series A Preferred Stock at an initial exercise price of $7.25 per share. The exercise price is subject to adjustment under certain circumstances. The Series A Preferred Stock was purchased with working capital, as described in Item 4 below.

_____________________________________________________________________
Item 4.  Purpose of Transaction.

     On October 12, 2000, Jackpot and Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement"), which provides that Jackpot, on the date of the First Closing, will purchase $14.9 million in aggregate principal amount of Series A Preferred Stock. The Purchase Agreement further specified that Jackpot would purchase an additional $5.1 million in aggregate principal amount of Series A Preferred Stock not later than ten days following approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "Second Closing"). Each share of Series A Preferred Stock is initially convertible into shares of Common Stock at a conversion price of $6.25 per share (the "Conversion Price"), and is subject to adjustment. On the six month anniversary of the date of the First Closing, the Conversion Price shall be adjusted, if lower, to 90% of the average daily closing price of the Issuer's Common Stock for the six-month period from the date of issuance, but in no event less than $2.00 per share. Furthermore, on April 12, 2001, Jackpot, at its sole discretion, shall have the option to require Issuer to redeem the Series A Preferred Stock for cash at 150% of the purchase price; provided that such right will expire if the Issuer consummates a change of control transaction with Jackpot on or prior to such date.

     In connection with the issuance of the Series A Preferred Stock, Issuer has issued to Jackpot warrants to purchase shares of Common Stock to equal 19.999% of the current outstanding shares of Common Stock less the amount of shares issuable upon the conversion of the Series A Preferred Stock. The exercise price of the warrants shall be $7.25 per share, payable, at the option of Jackpot, in cash or warrant shares; provided such payment shall only be payable in cash to the extent that the Issuer shall have in effect a valid registration statement. The exercise price is subject to adjustment under certain circumstances. The warrants shall be exercisable at any time until October 12, 2005.

     Jackpot intends to discuss a possible second step transaction with the Issuer; the nature, form and scope of which has not been presently determined and which may range from Jackpot increasing its investment in the Issuer in an undetermined amount to proposing a merger transaction with the Issuer. No assurance can be given that Jackpot will ever make such a proposal and Jackpot reserves the right to sell, assign and otherwise dispose of its interest in the securities of the Issuer. In connection with the transaction Jackpot agreed that until April 12, 2001 without the prior consent of the Board of Directors of the Issuer (excluding any member appointed by the holders of the Series A Preferred Stock), it would not, alone or through or with any other person or entity, in any manner: (i) acquire any additional direct or indirect interest in any securities of the Issuer; (ii) solicit, make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the proxy rules of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act")) from the Issuer's stockholders, become a "participant" in any "election contest" (as such terms are defined or used in Rule 14A-11 under the Exchange Act) with respect to the Issuer's Board of Directors, solicit or execute any written consent in lieu of a meeting of holders of voting securities except to support the nominees for directors of the Issuer's Board of Directors or call or seek to have called any meeting of the Issuer's stockholders of the other party or seek to advise or influence in any manner whatever any person or entity with respect to the Issuer; (iii) make any short sales, enter into any hedging, derivative or similar transactions regarding the Issuer's securities; or (iv) publicly announce an intention to do any of the actions restricted or prohibited under clauses (i) through (iii) above.

     In addition, on October 12, 2000 Jackpot entered into a Loan and Forbearance Agreement with Michael Donahue, Chairman of the Issuer, pursuant to which Jackpot agreed to purchase from Salomon Smith Barney ("SSB") a loan from SSB to Mr. Donahue. The loan is secured by 4,270,406 shares of Common Stock. Pursuant to a Call/Participation Agreement Donahue agreed that Jackpot would share in the profit on a portion of the stock securing the loan once certain conditions, including the repayment of the loan, were met. Mr. Donahue has sole power to vote and dispose of such shares. However, Mr Donahue has agreed that for so long as the loan is outstanding, given the highly leveraged nature of the loan, he would, prior to any vote of the stockholders of Issuer, consult with Jackpot and obtain Jackpot's view with respect to such vote. He also agreed that in the event the Board of Directors of Issuer approves a merger of Jackpot with InterWorld Corporation on or before April 10, 2001, Mr. Donahue will execute an appropriate voting agreement pursuant to which he will agree to vote his stock in favor of such merger.

     Except as set forth above or in this Item 4, and Item 5 below, Jackpot has not formulated any plans or proposals which would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors (other than the designation of two additional board members by Jackpot as a result of its purchase of the Series A Preferred Stock) or management of the Issuer, (v) any material change in the Issuer's capitalization or dividend policy,
(vi) any other material change in the Issuer's business or corporate structure, (vii) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of the Issuer's securities to be deregistered or delisted, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration or (x) any action similar to any of those enumerated above.

_____________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     To the knowledge of the Filing Person, except as discussed in
Item 4 above, neither the Filing Person nor any affiliate of the Filing Person beneficially owns or has acquired or disposed of any shares of Common Stock during the past 60 days.

_____________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as otherwise noted, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Jackpot and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

_____________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

     Exhibit 99.1 - Securities Purchase Agreement dated October 12,
                    2000
     Exhibit 99.2 - Form of Warrant
     Exhibit 99.3 - Loan Assumption and Forbearance Agreement dated
                    October 12, 2000 and related documents
     Exhibit 99.4 - Call/Profit Participation Agreement, dated October
                    12, 2000
     Exhibit 99.5 - Form of Certificate of Designations


_____________________________________________________________________
                                   SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 16, 2000

                                   JACKPOT ENTERPRISES, INC.

                                   By:  /s/ Mark W. Hobbs
                                   ______________________________
                                   Name:   Mark W. Hobbs
                                   Title:  President

                         Schedule A

             DIRECTORS OF JACKPOT ENTERPRISES, INC.

     The name, present business address and present principal occupation or employment of each director of Jackpot Enterprises, Inc. are set forth below. Each person listed below is a citizen of the United States of America.

Name                Present Principal      Present Business
                    Occupation/Employment  Address
___________________ _____________________  ____________________
Allan R. Tessler    Chairman and Chief     4020 West Lake Creek
                    Executive Officer      Drive, #100
                                           Wilson, WY 83014

Alan J. Hirschfield Vice Chairman          3490 Clubhouse Drive
                                           I-2
                                           Wilson, WY 83014

David R. Markin     Chairman of the Board, 2016 North Pitcher
                    Chief Executive        Street
                    Officer and President  Kalamazoo, MI  49007
                    of Checker Motors

Robert L. McDonald, Senior Partner in the  241 Ridge Street
Sr.                 law firm McDonald      Reno, Nevada 89505
                    Carano Wilson McCune
                    Bergin Frankovich &
                    Hicks LLP


           EXECUTIVE OFFICERS OF JACKPOT ENTERPRISES, INC.

     The name, present business address and present principal occupation or employment of each executive officer of Jackpot
Enterprises, Inc. are set forth below. Each person listed below is a citizen of the United States of America.


Name                Present Principal      Present Business
                    Occupation/Employment  Address
___________________ _____________________  ____________________

Mark W. Hobbs       President              8750 North Central
                                           Expressway, Suite #600
                                           Dallas, Texas 75231

Steven L. Korby     Chief Financial        8750 North Central
                    Officer                Expressway, Suite #600
                                           Dallas, Texas  75231
                                           Dallas, Texas 75231

Robert Torkar       Senior Vice President- 1110 Palms Airport
                    Finance, Treasurer &   Drive
                    Chief Accounting       Las Vegas, Nevada
                    Officer                89119

George Congdon      Senior Vice President- 1110 Palms Airport
                    Operations             Drive
                                           Las Vegas, Nevada
                                           89119